Matthew B. Hemington	Via EDGAR
T: +1 650 843 5062
hemingtonmb@cooley.com

February 27, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	SCYNEXIS, Inc.

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Submitted on January 29, 2014

CIK No. 0001178253

Dear Mr. Riedler:

Attached for filing via EDGAR pursuant to the Securities Exchange Act of 1934, on behalf of our client, SCYNEXIS, Inc. (the “Company”), is the Company’s Registration Statement on Form S-1 (“Registration Statement”). The Registration Statement updates the Company’s Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 (the “Confidential Submission”) submitted confidentially to the Securities and Exchange Commission (the “Commission”) on January 29, 2014.

The Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated February 19, 2014, with respect to the Confidential Submission (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Confidential Submission.

Staff Comments and Company Responses

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical

Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation

Determination of the Fair Value of Common Stock Warrants on Issuance Dates, page 68

1.	You disclose on page 69 that common stock warrants were issued in connection with the June 2013 convertible notes and the Series D-2 convertible preferred stock. Please tell us and disclose how you accounted for the warrants in connection with the Series D-2 convertible preferred stock as your disclosure on page 68 appears to only describe the accounting for the common stock warrants in connection with the convertible notes.

Response: In response to the Staff’s comment, the Company has included the following disclosure on page 65 of the Registration Statement:

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United States Securities and Exchange Commission

February 27, 2014

Page Two

“At the date of issuance, the fair value of the warrants issued with the Series D-2 convertible preferred stock is recognized as a discount to the Series D-2 convertible preferred stock, which is accreted to additional paid-in capital, and as a long-term derivative liability, which is adjusted at each reporting period to reflect its fair value calculated based on the estimated fair value of our common stock.”

Issuance of Series D-1 and D-2 Convertible Preferred Stock, page 70

2.	Please tell us and disclose how you intend to account for the modification of the terms of the convertible notes.

Response: The disclosure has been clarified to indicate that the conversion was the result of an election by the holders of the convertible notes to convert those notes into shares of Series D-1 and D-2 convertible preferred stock. In response to the Staff’s comment, the Company has included the following disclosure on page 67 of the Registration Statement:

“On December 11, 2013, we entered into an agreement to sell 1,785,712 shares of Series D-2 convertible preferred stock at $1.40 per share for an aggregate price of $2.5 million.

Concurrent with the sale, the holders of the convertible notes elected to convert the outstanding convertible notes. Under the election, the outstanding principal of $12.3 million and the accrued interest balance of $1.7 million converted into 6,054,255 shares of Series D-1 convertible preferred stock and 3,956,985 shares of Series D-2 convertible preferred stock at a conversion price of $1.40 per share.”

In addition, the Company has included the following disclosure in Note 6 to the financial statements beginning on page F-17 of the Registration Statement:

“On December 11, 2013, holders of the June 2013 Notes elected to receive and the Company issued warrants to purchase 1,815,385 shares of the Company’s common stock at $0.01 per share. In addition, the holders elected to convert the June 2013 Notes into shares of Series D-2 convertible preferred stock. Under the election, the outstanding principal and accrued interest balance of $899 and $33, respectively, was converted into 665,542 shares of Series D-2 convertible preferred stock at a conversion price of $1.40 per share. Consistent with the original terms of the June 2013 Notes, the conversion price was adjusted to $1.40 per share because the Company issued additional equity shares at a price less than the conversion price of the Series D-2 convertible preferred stock in effect at the time the Company issued the June 2013 Notes (Note 9).”

“Also on December 11, 2013, the holders elected to convert the 2011-2012 Notes into shares of Series D-1 and Series D-2 convertible preferred stock. Under the election, the outstanding principal and accrued interest balance of $11,444 and $1,640, respectively, was converted into 6,054,255 shares of Series D-1 convertible preferred stock and 3,291,443 shares of Series D-2 preferred stock at a conversion price of $1.40 per share. Consistent with the original terms of the 2011-2012 Notes, the conversion price was adjusted to $1.40 per share because the Company issued additional equity shares at a price less than the conversion price of the Series D-1 and Series D-2 convertible preferred stock in effect at the time the Company issued the 2011-2012 Notes (Note 9).”

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United States Securities and Exchange Commission

February 27, 2014

Page Three

“Because the Company adjusted the original conversion price on the 2011-2012 Notes and the June 2013 Notes from $4.3125 to $1.40, the Company recorded additional interest expense of $10,802 as a result of the beneficial conversion for the antidilution adjustment on the Series D-1 convertible preferred stock and the Series D-2 convertible preferred stock. The intrinsic value of the beneficial conversion feature is calculated by multiplying the incremental number of shares of Series D-1 and Series D-2 convertible preferred stock the investors received (as a result of the Company reducing the conversion price to $1.40) by the estimated fair value of the Series D-1 and the Series D-2 convertible preferred stock on the commitment date. Because the intrinsic value of the beneficial conversion feature was greater than the proceeds allocated to the 2011-2012 Notes and the June 2013 Notes, the amount recognized for the beneficial conversion feature was limited by the amount of the proceeds allocated to the convertible notes.”

Business

Our Product Candidate: SCY-078

Clinical Experience with SCY-078, page 79

3.	We note your expanded disclosure on pages 80-82 in response to our prior comment 9. Please revise your disclosure to define the following terms the first time each is used:

•	“Tmax”

•	“AUC,” “AUCO-¥,” and “AUC 1-24”

•	“Cmax”

•	“T1/2”

•	“Geometric mean ratios”

•	“True steady state geometric mean...of at least 17µM•hr”

•	“TID” and “QD,” in the context of the dosing regimen

Response: For each term referenced above, the Company has either defined the term or removed it from the disclosure, in response to the Staff’s comment.

Acquisition of SCY-078 from Merck, page 78

4.	We note your expanded description of your Merck agreement on pages 84-85 in response to our prior comment 10. In addition, please revise your discussion to provide an estimated date of expiration of the royalty obligations.

Response: The Company has provided the requested disclosure in response to the Staff’s comment.

5.	Please expand your discussion to describe the material terms governing Merck’s assignment to you in 2014 of the patents related to SCY-078, including:

•	each party’s material rights and obligations; and

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February 27, 2014

Page Four

•	any, material payment provisions

In addition, please file a copy of the agreement pursuant to which Merck assigned the SCY-078 patents to you as an exhibit to your registration statement.

Response: Under the Patent Assignment Agreement with Merck, the Company received all rights to the patents and, as a result, assumed all responsibility to maintain the patents. The Patent Assignment Agreement simply assigned the patents to the Company, and does not have a payment provision or any other material terms. In response the Staff’s comment, the Company has expanded disclosure appearing on page 83 of the Registration Statement stating that Merck no longer has responsibility to maintain the patents per the 2014 Patent Assignment. Further, in response to the Staff’s comment, the Company has filed the Patent Assignment Agreement as an exhibit to the Registration Statement.

Collaborations and Licensing Agreements Merial, page 88

6.	Please expand your discussion here and on page 133 to describe the approximate dollar amount received from Merial in the last fiscal year under the Research Services Agreement, pursuant to Item 404 of Regulation S-K.

Response: The Company has provided the requested disclosure in response to the Staff’s comment.

R-Pharm, page 88

7.	We note your response to our prior comment 12. However, confidential treatment is not appropriate for information that is material to investors. For further guidance, please refer to the Division of Corporation Finance Staff Legal Bulletin No. 1 and 1A, publicly available at http://www.sec.gov/interps/legal.shtml. Accordingly, please expand your description of your R-Pharm agreement to disclose:

•	the amount of the upfront payment, and, if different, the total amount of payments received to date under the agreement;

•	the aggregate amount of potential milestones payments; and

•	the amount of royalties expressed as a narrower range within ten percent, e.g., teens, twenties, etc.

Response: The Company has provided the requested disclosure in response to the Staff’s comment.

Dechra, page 88

8.	We note your response to our prior comment 13. Please expand your description of your Dechra agreement to disclose the following material information:

•	the aggregate amount of potential milestones payments;

•	the amount of royalties expressed as a narrower range within ten percent, e.g., teens, twenties, etc.; and

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United States Securities and Exchange Commission

February 27, 2014

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•	the specified period of time after the first commercial sale that would trigger the expiration of Dechra’s royalty obligation.

Response: The Company has provided the requested disclosure in response to the Staff’s comment.

Aventis, page 89

9.	We note your expanded disclosure in response to our prior comment 11. Please revise your discussion to provide an estimated date of expiration of the underlying intellectual property claims.

Response: The Company has provided the requested disclosure in response to the Staff’s comment.

C-Chem, page 89

10.	We note your expanded disclosure in response to our prior comment 11. Please revise your discussion to disclose:

•	the total amount of payments made to date under the agreement; and

•	an estimated date of expiration of the underlying intellectual property claims.

Response: The Company has provided the requested disclosure in response to the Staff’s comment.

11.	You state that you are obligated to make milestone payments of up to $1.35 million to Aventis and up to $0.95 million to C-Chem. However, in Note 4 on page F-46, you state that you have up to $2.5 million in future milestone payments under two agreements. Please revise your disclosure to clarify this discrepancy.

Response: The amounts shown on page 87 of the Registration Statement are correct. In response to the Staff’s comment, the Company has updated the disclosure in Note 8 of the financial statements on page F-18 of the Registration Statement to indicate that the Company could be required to make payments up to $2.3 million upon achievement of certain milestones.

Elanco Animal Health, page 90

12.	Please expand your description of your Elanco agreement to disclose:

•	the anticipated expiration of the last remaining royalty term;

•	the anticipated expiration of the research services term;

•	the annual services fee; and

•	the aggregate amount of potential milestones payments.

Response: The Company has provided the requested disclosure in response to the Staff’s comment other than in the last bullet. With respect to the aggregate amount of potential milestone payments, this cannot be calculated as it depends on the number of products developed under the agreement, which number is not known at this time.

Transactions with Related Persons, page 129

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United States Securities and Exchange Commission

February 27, 2014

Page Six

13.	Aventis appears to be a related person pursuant to Item 404 of Regulation S-K. Accordingly, please include a description here, or a cross-reference to your discussion on page 89, of your Aventis agreement.

Response: The Company has provided the requested disclosure in response to the Staff’s comment.

Notes to the Condensed Financial Statements for the Nine Months Ended September 30, 2013

2. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page F-39

14.	Please refer to your response to prior comment 16 and address the following:

•	Disclose why you determined that license rights and other non-contingent deliverables, when included in arrangements, do not have standalone value. Refer to ASC 605-25-50-2f.

•

You state that the Company recognizes contingent event-based payments under license agreements when payments are received. Based on your disclosure on pages F-40 to F-41 related to the license and supply agreement with R-Farm, you appear to have contingent event-based payments that are substantive and not considered substantive. Please revise your disclosure to clarify the revenue recognition policy to describe a substantive contingent event versus a non-substantive contingent event.

Response: In response to the Staff’s comment with respect to the first bullet above, the Company has included the following disclosure in Note 2 to the financial statements on page F-10 of the Registration Statement:

“In arrangements that include license rights and other non-contingent deliverables, such as participation in a steering committee, these deliverables do not have standalone value because the non-contingent deliverables are dependent on the license rights. That is, the non-contingent deliverables would not have value without the license rights, and only the Company can perform the related services. Upfront license rights and non-contingent deliverables, such as participation in a steering committee, do not have standalone value as they are not sold separately and they cannot be resold. In addition, when non-contingent deliverables are sold with upfront license rights, the license rights do not represent the culmination of a separate earnings process. As such, the Company accounts for the license and the non-contingent deliverables as a single combined unit of accounting.”

In response to the Staff’s comment with respect to the second bullet above, the Company has included the following disclosure in Note 2 on page F-10 of the Registration Statement:

“The Company will recognize a milestone payment when earned if it is substantive and the Company has no ongoing performance obligations related to the milestone. A milestone payment is considered substantive if it 1) is commensurate with either the Company’s performance to achieve the milestone or the enhanced value of the delivered item as a result of a specific outcome resulting from the Company’s performance to achieve the milestone; 2) relates solely to past performance; and 3) is reasonable relative to all of the deliverables and payment terms, including other potential milestone consideration, within the arrangement.”

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United States Securities and Exchange Commission

February 27, 2014

Page Seven

15.	Please refer to your response to prior comment 17 and address the following:

•

You state that the contingent payments under the terms of the agreement are not included within the scope of ASC 605-28. However, your revised disclosure states that the development milestone payment is considered substantive and will be recognized when R-Pharm achieves certain specified milestones. Revise your disclosure to clarify if the milestones are considered substantive per ASC 605-28 and, if so, provide a description of the milestone and the related contingent consideration per ASC 605-28-50-2b.

•	Tell us why the deferred revenue related to this arrangement is classified within current liabilities when it being deferred over a 70 month period.

Response: In response to the Staff’s comment with respect to the first bullet above, in the Confidential Submission, the Company stated, “The development milestone payment is considered substantive and will be recognized when R-Pharm achieves certain specified milestones.” In response to the Staff’s comment, the Company modified the disclosure for the sales-based payments to remove reference to “not considered substantive” because the sales-based payments are not milestones as contemplated by ASC 605-28. Also, in response to the Staff’s comments, the Company has included the following disclosure in Note 2 to the financial statements on page F-10 of the Registration Statement:

“In August 2013, the Company entered into a development, license, and supply agreement with R-Pharm, CJSC (“R-Pharm”), granting it exclusive rights to develop and commercialize an anti-fungal drug (SCY-078) in the field of human health in Russia and certain smaller non-core markets. The Company received an upfront payment of $1,500, which composes the substantial majority of its deferred revenue balance as of December 31, 2013, and is entitled to receive payments on contingent events, including 1) a development milestone payment of $3,000 upon the first registration of SCY-078 in any country covered by the agreement; 2) sales-based payments of up to $15,000 upon R-Pharm’s achievement of specified targets for cumulative net sales of SCY-078; and 3) percentage royalties up to the mid-teens on SCY-078 net sales.”

In response to the Staff’s comment with respect to the second bullet above, only a portion of the deferred revenue should be included in current liabilities. In response to the Staff’s comment, the Company has reflected the current portion of deferred revenue of $487,000 and the long-term portion of deferred revenue of $1,144,000 as of December 31, 2013 on page F-3 of the Registration Statement.

11. Subsequent Events License Agreement, page F-54

16.	Regarding your licensing agreement with a major animal health company in December 2013, please disclose the amount of the upfront payment received and how you accounted for the arrangement.

Response: In response to the Staff’s comment, the Company has included the following disclosure in Note 2 to the financial statements on page F-11 of the Registration Statement:

“The Company entered into a licensing agreement with Elanco Animal Health (Elanco) in December 2013. The agreement includes an upfront payment of $500 and multi-year contract research and

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United States Securities and Exchange Commission

February 27, 2014

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development services with fees of $2,750 annually for the first two years and $3,000 annually for the second two years, and entitles the Company to 1) development milestone payments of up to $1,500 for each compound Elanco and the Company decide to develop; 2) a one-time payment of up to $2,000 for the first regulatory approval of any product in the U.S.; 3) a one-time payment of $4,000 for the first commercial sale of a product in the U.S. and a one-time payment of $1,500 for the first commercial sale of a product in the European Union; 4) one-time payments of up to $15,000 for reaching specified annual sales of a product; and 5) mid-single-digit percentage royalties on net annual sales. The Company will defer the upfront payment, which it received in January 2014, and will recognize the revenue over the research and development period of four years.”

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United States Securities and Exchange Commission

February 27, 2014

Page Nine

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amended Registration Statement or this response letter to me at (650) 843-5062.

Sincerely,

/s/ Matthew B. Hemington

Matthew B. Hemington

cc: Yves J. Ribeill, Ph.D., SCYNEXIS, Inc.

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